

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 17, 2011

Via E-mail
Bradley A. Cleveland
Chief Executive Officer
Proto Labs, Inc.
5540 Pioneer Creek Drive
Maple Plain, MN 55359

    Re: **Proto Labs, Inc.**
              Amendment No.3 to Registration Statement on Form S-1
              Filed: October 26, 2011
              File No.: 333-175745

Dear Mr. Cleveland:

We have reviewed your registration statement and have the following comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34</u>

1. We note your disclosure that international sales comprise 25% of your consolidated revenue. We also note the disclosure on pages 3 and 4 about your strategy to increase your international sales and expand into new geographic markets. The disclosure on page 68 indicates that this strategy also entails an expansion in your Japanese operations. Your "global business" risk factor on pages 13-14 outlines specific risks relevant to your foreign operations; however, there does not appear to be a disclosure that informs readers about the extent to which any of these risks have actually impacted your operating results. Consequently, the concerns expressed in comments 24 and 5 from our August 19, 2011 and September 15, 2011 letters, respectively, are still applicable. We understand the you added a disclosure on page 34 that your "current international operations are not profitable in all markets," a fact that was already self-evident from your disclosure on page F-19. You also added a disclosure that foreign losses were attributable to "the costs associated with adapting our U.S. marketing strategies to international markets, starting production and administering our activities." It is not clear how this disclosure can reasonably be expected to enable readers to understand the substantial disparity between your domestic and foreign profit margins given that "marketing strategies" and "administering" activities are generic functions characteristic of all businesses. Consequently, we reiterate our request that this section be expanded to specifically correlate the relevant factors identified on pages 13-14 with the disproportionately low profit

margins reflected on page F-19. Other material causal factors should also be fully explained. Your explanation should be consistent with the conclusion disclosed on page F-20 that "The valuation allowances established for foreign subsidiaries are due to lack of sufficient positive evidence to realize the deferred tax assets associated with the net operating losses." Further, the circumstances which precipitated your 2010 impairment charge should be fully explained. As previously noted, the guidance in Sections 501.06 and 501.12.b.4 of the Financial Reporting Codification appear relevant to this issue.

2. The disclosure on page 40 states that your September 30, 2011 effective tax rate is less than your September 30, 2010 effective tax rate "due primarily to the qualified subsidiary election made in 2010 for our Japanese subsidiary." However, the disclosure on page 42 states that the qualified subsidiary election had the impact of <u>decreasing</u> your 2010 effective tax rate. Consequently, there is a concern that readers may not understand how a "non-recurring" tax strategy that favorably impacted your 2010 tax provision could have caused a further reduction in your 2011 tax provision. Please revise your disclosure to clarify this apparent inconsistency.

3. Please disclose why a 2.9% 2010 fourth quarter effective tax rate is reflected on page 45 and whether this indicates that the tax provision in prior 2010 quarters was overstated. See the analogous guidance in ASC 270-10-50

Financing Arrangements, page 49

4. With respect to the September 2011 amended and restated credit agreement, please revise the second paragraph of your disclosure to quantify the financial thresholds you must comply with pursuant to the terms of the agreement.

Report of Independent Registered Public Accounting Firm, page F-2

5. Based on your disclosure on page 5 it appears that you will be affecting a forward stock split in connection with your offering. In accordance with ASC 505-10-S99-4, please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Note 15, page F-22

6. As referenced in our letters dated August 19, September 15 and October 11 of
    2011, there is a concern regarding your compliance with the applicable segment
    reporting requirements. ASC 280-10-05-3 states that the required segment
    disclosures be consistent with the way that management organizes its segments
    for making operating decisions and assessing performance. In this regard, page
    69 discloses that you have Managing Directors that supervise your European
    (Proto Labs, Limited) and Japanese (Proto Labs G.K.) subsidiaries. Page 80
    discloses that executive compensation is linked to the performance of your major
    geographic business units (the United States, the European Union and Japan).
    Said disclosure states that 100% of Ms. Schneider's bonus is linked to U.S. sales
    targets and that 100% of Mr. Tumelty's bonus is linked to European sales targets.
    The disclosures on pages F-19 and F-22 reflect substantial disparities between the
    profit margins and revenue growth rates of your domestic and foreign businesses.
    This assessment is consistent with the CODM reports which show significant
    differences between the 3 segments in measures such as revenue growth rates,
    gross margins, operating margins, pre-tax margins, net profit margins, and
    EBITDA margins. We understand that you may expect that the profit margins of
    your segments will converge over time; however, the fact that the segments were
    not economically similar during the financial statement periods is also relevant to
    this issue. Further, the CODM reports include a "financial review" section
    wherein the operating performances of the 3 segments are separately analyzed.
    Consequently, it continues to appear that you have 3 geographic operating
    segments. Given that your CODM is provided separate financial statements and
    narrative analyses for each of the 3 segments, it is not clear how you reasonably
    determined that the CODM does not use this data for the purpose of evaluating
    performance and allocating resources. We understand that after you received our
    comment on the previously provided CODM reports, you have provided us with
    additional reports that are reviewed by the CODM. It appears that these reports
    reflect an ability of the CODM to obtain revenue and profitability data on both a
    product line and/or geographic basis. This capacity to generate alternative
    financial reports does not obviate the requirement to determine your segment
    reporting compliance in a manner consistent with the principles of the
    management approach as articulated in ASC 280-10. Your reference to a matrix
    form of organization does not appear consistent with your management hierarchy
    and organizational structure. The CODM reports you provided in your 9/26/11
    response are consistent with the structure of your internal organization and appear
    to be most relevant in determining what information to report in your segment
    disclosures. Please revise the financial statements in your IPO registration
    statement to provide data for the 3 reportable segments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
        W. Morgan Burns, Esq.
        Erik J. Romslo, Esq.
        Faegre & Benson LLP